

January 23, 2023

Robert Ravnaas
Chief Executive Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, TX 76102

> **Re: Kimbell Royalty Partners, LP**
> **Registration Statement on Form S-3**
> **Filed January 17, 2023**
> **File No. 333-269264**

Dear Robert Ravnaas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Rocha